AB 4/26

07006382

SI MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR 23 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 210

SEC FILE NUMBER
8- 66905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Independent Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1036 E Iron Eagle Dr., Suite 120
(No. and Street)

Eagle (City) ID (State) 83616 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Carlson (208) 489-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly
(Name – *if individual, state last, first, middle name*)

877 West Main St., Ste. 800 (Address) Boise (City) Idaho (State) 83702 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas C. Sellin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Independent Securities Group, LLC, as of December 31st, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AISG®

American Independent Securities Group, LLC

April 19, 2007

Paul Beeson
Special Investigator
NASD
601 Union Street, Suite 1616
Seattle, WA 98101 – 2327

Dear Mr. Beeson

Thank you for the opportunity to respond to the concerns expressed in your letter of April 3, 2007.

It is American Independent Securities Group's (AISG) intention to be within the guideline set forth by our auditors and regulators. After consideration by the senior management of the Firm, we have decided to bring the Financial and Operations Principal function in house. We believe this will increase the supervision and preparation of our financial books and records and avoid many of the problems cited. We will retain the services of an outside consultant to assist the FINOP. During our 2006 financial audit performed by Eide Bailly, our C.P.A. certain deficiencies and suggestions were brought to our attention. I am addressing those deficiencies below.

1. We have contacted our C.P.A. firm and requested the proper documentation of year-end adjustments.
    a. The documentation is attached.
2. Lack of comprehensive preparation and management review of financial account reconciliations.
    a. Our financials are reviewed and attested to by a principal of AISG on a monthly basis. We have instituted enhanced preparation procedures and a more in depth review by Firm management.
3. Lack of monthly and annual closing procedures.
    a. We are preparing detailed closing procedures.
4. Journal entries not being reviewed by a level of management above the preparer.
    a. All journal entries and financials are reviewed and approved by a designated principal of AISG on a monthly basis. All approvals by a principal are documented with a signature or initial and a date.
5. Failure to maintain supporting documentation for all journal entries.
    a. All journal entries are reviewed by a designated principal on a monthly basis. In order to approve the journal entries the reviewing principal is required to review the supporting documents. A journal entry notation will be indicated on the supporting documents.

6. Failure to review monthly bank reconciliations by an individual independent from the person preparing the reconciliations.
    a. It is our policy that on a monthly basis all financial records be reviewed attested to by a designated principal of AISG.
7. Lack of audit trail for approval of invoices.
    a. All invoices and bills are reviewed and approved or denied by a principal of the firm. We will document the approval/denial of invoice payments by the designated principal.
8. Lack of capitalization policy for fixed assets and failure to maintain a depreciation schedule.
    a. We have determined that we will capitalize all fixed assets with a value greater that $500.00 and our depreciation schedule is up to date.

Mr. Beeson, we have endeavored to respond to each of your concerns. We definitely appreciate your guidance and suggestions. Should you have any additional questions, please do not hesitate to contact the undersigned.

Sincerely,



Thomas C. Sellin
President

April 16, 2007

Ryan Carlson
American Independent Securities Group, LLC
1036 East Iron Eagle Drive, Suite 100
Eagle, ID 83616

Mr. Carlson,

In response to your request concerning the audit adjustments to the financial statements for the year ended December 31, 2006, please find the following attachments:

1. Reconciliation with the company's computation: This worksheet provides the detail of the net $36,853 adjustment disclosed in the audited financial statements.
2. Adjusting journal entries report: This report provides further detail of the adjusting journal entries summarized in 1 above.

Please let me know if I can provide additional information or assistance in this matter.



Bobby Lawrence
Audit Manager

Reconciliation with company's computation

Net capital per Part II of Form X-17a-5, as originally filed	$	154,535
Net year end adjustments		(36,853)
	$	117,682

Audit adjustments to:		
Change in unallowable assets		(2,385)
Pre-audit adjustments recorded		(983)
Capitalize fixed assets		3,889
Adjust depreciation expense		(1,503)
Adjust accrued liabilities		13,108
Adjust commissions payable		(14,854)
Adjust commissions receivable		(28,647)
Adjust accounts payable		(5,478)
Net year end adjustments	$	(36,853)

Client:	*American Independent Securities*
Engagement:	*AIS*
Period Ending:	*12/31/2006*
Workpaper:	*Adjusting Journal Entries Report*

Account	Description	Debit	Credit
Adjusting Journal Entries JE # 1			
to properly capitalize fixed assets			
170	Furniture & Fixtures	3,889.00	
562	Office Equipment:Setup/Maint		3,889.00
Total		**3,889.00**	**3,889.00**
Adjusting Journal Entries JE # 2			
to adjust depreciation expense to actual			
530	Depreciation Exp	1,503.00	
175	Accum Deprec - F&F		1,503.00
Total		**1,503.00**	**1,503.00**
Adjusting Journal Entries JE # 3			
to move expenses out of payroll accurral			
215	Payroll Liabilities	13,108.00	
556	Insurance:Health Insurance		11,391.00
615	Telephone and Fax		159.00
725	Membership Fees		1,558.00
Total		**13,108.00**	**13,108.00**
Adjusting Journal Entries JE # 4			
To move amount from commission accrual to commisssion expense			
525	Commission Expense	8,356.00	
210	Commission Accural		8,356.00
Total		**8,356.00**	**8,356.00**
Adjusting Journal Entries JE # 5			
to adjust commission accural to actual			
400	Commission Income	28,647.00	
115	Commission Receivable		28,647.00
Total		**28,647.00**	**28,647.00**
Adjusting Journal Entries JE # 6			
to adjust commission payable to actual			
525	Commission Expense	6,498.00	
210	Commission Accural		6,498.00

Client: *American Independent Securities*
Engagement: *AIS*
Period Ending: *12/31/2006*
Workpaper: *Adjusting Journal Entries Report*

Account	Description	Debit	Credit
Total		**6,498.00**	**6,498.00**

Adjusting Journal Entries JE # 7
to accrue for accounts payable

Account	Description	Debit	Credit
551	Insurance:E&O	4,142.00	
710	Advisory Fees	1,336.00	
200	Accounts Payable		5,478.00
Total		**5,478.00**	**5,478.00**

END